CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-181981 on Form S-8 and to the use of our report dated March 7, 2013 relating to the consolidated financial statements of Tahoe Resources Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the consolidated financial statements as at and for the year ended December 31, 2011 being audited by another auditor) appearing in this Annual Report on Form 40-F of Tahoe Resources Inc. for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 7, 2013